LIFESTYLE CHOICE MEALS, INC.
                             112 NORTH CURRY STREET
                            CARSON CITY, NEVADA 89703

December 3, 2008

Carmen Moncada-Terry
Attorney-Advisor
450 Fifth Street, N.W.
Washington, D.C. 20549

                      RE: LIFESTYLE CHOICE MEALS, INC.
                      Request for Acceleration of Effective Date of Registration Statement on Form S-1/A
                      File No. 333-150586
                      Filed on November 24, 2008

Dear Ms. Moncada-Terry:

     We hereby request that the Commission accelerate the effective date of our registration statement to be December 8, 2008 at 3:00 PM Eastern Time.

     In making this request for such acceleration of the effective date, we hereby acknowledge that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Thank you,

Yours truly,

/s/ANDREA WORSLEY

Andrea Worsley
President